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                     U.S. SECURITIES AND EXCHANGE COMMISSION

                              WASHINGTON, DC 20549

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                                   FORM 12b-25

                           Notification of Late Filing


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            [_] Form 10-K and Form 10-KSB [_] Form 11-K [_] Form 20-F

                          [X] Form 10-QSB [_] Form N-SAR


                        For Quarter Ended: March 31, 2003


Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

                                       N/A


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PART I - REGISTRANT INFORMATION
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                                CDKNET.COM, INC.
               (Exact Name of Registrant as Specified in Charter)

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                                  (Former Name)

                         40 Marquette Dr., Smithtown, NY

                     (Address of Principal Executive Office)

                                      11787
                                   (Zip Code)

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PART II - RULES 12B-25 (B) AND (C)
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If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

                        (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

|X| (b) The subject annual report or semi-annual report/portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report/portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

                        (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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PART III - NARRATIVE
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State below in reasonable detail the reasons why the Form 10-KSB, 11-K, 20-F,
10-QSB or N-SAR or portion thereof could not be filed within the prescribed time:

The registrant is not able to meet the filing deadline for its Form 10-QSB for the quarter ended March 31, 2003 without undue effort and expense due to staff shortages.

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PART IV - OTHER INFORMATION
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     (1)  Name and telephone number of person to contact in regard to this notification

                        Andrew Schenker, (631) 724-1643

     (2) Have all other periodic reports required (under Section 13 or 15(d) of the Securities and Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940) during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) been filed? If answer no, identify report(s).

                        [X]  YES               [_]  NO

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statement to be included in the subject report or portion thereof?

                        [X]  YES               [_]  NO

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          If so, attach an explanation of the anticipated change, both narratively and quantitatively, and; if appropriate, state the reasons why a reasonable estimate of the results can not be made.

          In June 2001, the registrant a sold substantially all of the business and assets of its Value Flash subsidiary. In addition. In October 2002, we abandoned the development of our corporate management consulting services. Accordingly, the registrant no longer has significant revenue. Accordingly, a net loss is expected to be $169,000 and $669,000 for the three and nine months ended March 31, 2003, respectively compared to $169,000 and $699,000 for the three and nine months ended March 31, 2002, respectively.

          CDKnet.Com, Inc. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Dated:  May 15, 2003                        CDKNET.COM, INC.


                                            By:  /s/ Timothy J. Mayette,
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                                                Timothy J. Mayette, CFO














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                                    ATTENTION
Intentional misstatements or omissions of act constitute Federal Criminal Violations (See 18 U.S.C. 1001).

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